Exhibit 99.1

FANGDD ANNOUNCES UPDATES ON ITS SUBSTITUTION LISTING PLAN

SHENZHEN, China, July 31, 2024 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”) today announced updates on its substitution listing plan.

As previously announced on June 3, 2024, the Company intends to terminate the Company’s existing American depositary receipts (the “ADR”) facility on or about September 4, 2024, and list its Class A ordinary shares for trading on The Nasdaq Stock Market LLC (“Nasdaq”) in substitution for the American depositary shares (the “ADS”) (the “Substitution Listing”). The Company expects that, upon the effectiveness of the Substitution Listing, its ADSs will cease to be listed on Nasdaq while the Class A ordinary shares represented by the ADSs will trade on Nasdaq under the symbol of “DUO.” The Company has appointed VStock Transfer, LLC as its United States transfer agent (the “U.S. Transfer Agent”) for the Substitution Listing.

To facilitate the Substitution Listing, the Depositary will call for the surrender of all ADSs to be exchanged into the Company’s Class A ordinary shares on a mandatory basis (the “Mandatory Exchange”) on or after September 4, 2024 (the actual date of the Mandatory Exchange, the “Exchange Date”). For ADSs held by participants of The Depository Trust Company (“DTC”), the Depositary will instruct the U.S. Transfer Agent to register a transfer of the number of deposited shares represented by those ADSs to DTC for allocation by DTC to the participant accounts entitled to them; and for uncertificated ADSs held by owners other than DTC, the Depositary will instruct the U.S. Transfer Agent to register transfers of the number of deposited shares represented by uncertificated ADSs in the names of the respective owners.

ADS holders do not need to take any action and the Depositary will not charge ADS holders any fees in connection with the Mandatory Exchange. The Depositary has issued a notice to supersede its prior notice issued to ADS holders on June 4, 2024 regarding the ADS termination, and to inform ADS holders of the Mandatory Exchange. A copy of this notice is attached to this press release as Exhibit A.

There remains uncertainty regarding whether and when the Company will be able to obtain clearance from Nasdaq to effectuate the Mandatory Exchange and the Substitution Listing. Prior to the Exchange Date, Nasdaq may suspend the trading of the Company’s ADSs until such time as the Mandatory Exchange and the Substitution Listing shall have taken effect or as otherwise determined by Nasdaq.

In connection with the Substitution Listing, the Company plans to effect, on or about August 12, 2024 (Eastern Time), a share consolidation to consolidate each 5,625 ordinary shares of a par value US$0.0000001 per share of the Company into one ordinary share of a par value US$0.0005625 per share (the “Share Consolidation”), followed by a share capital increase and the adoption of the sixth amended and restated memorandum and articles of association of the Company as set out in the Notice of Extraordinary General Meeting dated June 3, 2024. The Share Consolidation and related matters were previously approved by the Company’s shareholders at the extraordinary general meeting held on July 11, 2024. For detailed information about the Share Consolidation, please see the Company’s current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on July 11, 2024.

The Share Consolidation will change the ratio of the ADSs to the Company’s Class A ordinary shares from (i) one (1) ADS representing five thousand six hundred and twenty-five (5,625) Class A ordinary shares of a par value US$0.0000001 per share to (ii) one (1) ADS representing one (1) Class A ordinary share of a par value US$0.0005625 per share. ADS holders do not need to take any action in connection with the ADS ratio change.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a customer-oriented property technology company in China, focusing on providing real estate transaction digitalization services. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com

Exhibit A

240 Greenwich Street,
8th Floor
New York, NY 10286

NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES (ADSs)
REPRESENTING ORDINARY SHARES (ORDs)

OF

FANGDD NETWORK GROUP LIMITED

Each American Depositary Share (“ADS”) represents 5,625 deposited FangDD Network shares

CUSIP 30712L307

We, The Bank of New York Mellon (the “Depositary”) previously notified you on June 4, 2024 that the deposit agreement under which the ADSs are issued would terminate on September 3, 2024. You are hereby notified that termination will not occur on that date.

FangDD Network Group Limited (the “Company”) has informed the Depositary that it intends to list its ordinary shares underlying the ADSs (the “Shares”) directly on the Nasdaq Stock Market (“Nasdaq”), to be effective on or about September 4, 2024 and to suspend trading of the ADSs on Nasdaq on or before that date.

Accordingly, you are hereby further notified that the Company and the Depositary have agreed that if the direct listing of the Shares occurs, the Depositary will call for surrender of all ADSs to be exchanged on a mandatory basis into Shares, which will be listed on Nasdaq.

If you do not wish to receive Shares in exchange for your ADSs, you should arrange to sell your ADSs before trading of ADSs is suspended on the Nasdaq Stock Market, which is expected to occur after the close of trading on Tuesday, September 3, 2024.

You do not need to take any action in response to this notice. The Depositary will not charge you any fees in connection with the mandatory exchange described above.

For more information regarding your FangDD Network ADSs, please contact the Shareholder Relations Department at The Bank of New York Mellon at 1-888-BNY-ADRs / 1-888-269-2377.

Dated: July 30, 2024	THE BANK OF NEW YORK MELLON,
As Depositary

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